UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66979W842
(CUSIP Number)

February 28, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842
1	NAMES OF REPORTING PERSONS Panasonic Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,500,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,500,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.0%(1)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The percentage is calculated based upon 60,903,898 common shares of the Issuer issued and outstanding as of November 8, 2023 as reported on the Issuer’s Form 6-K filed November 8, 2023, plus the 12,500,000 common shares acquired by the Reporting Person on February 28, 2024. See Item 4(a) below.

Item 1(a).	Name of Issuer:
Nouveau Monde Graphite Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
481 rue Brassard Saint-Michel-des-Saints, Quebec J0K 3B0 Canada

Item 2(a).	Name of Person Filing:
Panasonic Holdings Corporation (“Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:
1006, Kadoma, Kadoma City Osaka 571-8501 Japan

Item 2(c).	Citizenship:
Panasonic Holdings Corporation is a company organized and existing under the laws of Japan.

Item 2(d).	Title of Class of Securities:
Common shares with no par value

Item 2(e).	CUSIP Number: 66979W842

Item 3.	Not applicable

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		12,500,000
	(b)	Percent of Class:		17.0%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	12,500,000
		(ii)	shared power to vote or to direct the vote:	0
		(iii)	sole power to dispose or to direct the disposition of:	12,500,000
		(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
No.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

PANASONIC HOLDINGS CORPORATION

By:	/s/ Hirokazu Umeda
Name: Hirokazu Umeda
	Title:	Representative Director
Executive Vice President
Group CFO

[Signature Page to Schedule 13G]